

November 6, 2008

By U.S. Mail

David Allen Smith
6300 Stevenson Avenue, #413
Alexandria, VA 22304

      RE: Halliburton Company
              Soliciting materials filed pursuant to Rule 14a-12
              Filed by David Allen Smith
              Filed October 30, 2008
              File No. 1-03492

Dear Mr. Smith:

      We have reviewed the filing listed above and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please ensure that in addition to revising these materials, as applicable, that you comply with the principles expressed here with respect to any future proxy materials.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure contained in the box on the last page of your document. You state that you plan "to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of the Halliburton Company in connection with the 2009 Annual Meeting, currently scheduled to be held on May 20, 2009." Based on your disclosure, it is unclear what your intentions are with respect to your solicitation of security holders in connection with Halliburton's 2009 Annual Meeting. Do you intend to contest the slate of directors the company puts up for

election, or are there other, presumably non-binding, matters or items that you intend to ask the company to take and for which you intend to solicit security holders? In future filings, please advise security holders of your intentions.

2. We note your disclosure in the third full paragraph under the subsection entitled "Jack Stanley Plea Agreement Disproves Halliburton's PR Spin That Smith's Claims 'completely without merit,'" that "many of us are wondering whether additional indictments . . . will be made public before or shortly after the General Election." (Emphasis added). Please identify who "us" refers to and whether such individuals intend to file a proxy statement with you? After reviewing your response, we may have additional comments.

3. See comment 2 above. Rule 14a-12(a)(1)(i) requires the filing persons to identify the participants in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A, and to describe their interests in the solicitation, whether through share ownership or otherwise. Please revise to identify all participants in this solicitation and to describe their interests. For example, we note that you are the owner of a Halliburton share, but also note that you were employed by Halliburton. Please fully describe your and any other participants interests in this solicitation.

4. Please supplementally provide us with copies of all newspaper articles and other documents you reference in this document to support the claims you make in this document, including the San Diego Union Tribune, New York Times and the Boston Globe articles. Please also provide us with "The Jorstad Complaint" dated October 7, 2008," which you indicate sets forth "the full Agreement that State Street tried to foist on Smith and his partner." Please mark the supporting documents to identify the specific information relied upon by you. Additionally, please keep in mind when excerpting disclosure other sources, such as newspaper articles, ensure that you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Also, please confirm your understanding that referring to another person's statement does not insulate you from the requirement to comply with Rule 14a-9.

5. Statements in proxy materials implicate Rule 14a-9 when they are false or misleading, including statements that directly or indirectly make charges concerning improper, illegal or immoral conduct without factual foundation. Please revise or provide factual support for the following statements. In addition, ensure that you do not present your opinions as fact in proxy materials.

- "Ms. Mann will be given the opportunity to explain and defend her defamatory comments in Federal court, quite soon."

- "Moreover, Halliburton and KBR shareholders have a right to know if the current corporate officers – many of whom created 10b5-1 plans recently to sell shares while in possession of material, non-public information – are aware that the Stanley plea agreement is expected to lead to further high-level indictments of current or former corporate officers."

- "Halliburton/KBR chose Bush's Bank – State Street Corporation – to handle many of its more 'delicate' financial dealings."

- "State Street was handpicked by Bush's 41's Administration as the trustee of the Resolution Trust Corporation, to bail out such savings & loan luminaries as Marvin Bush, and cover up their wrong doings."

- "State Street was handpicked by Labor Secretary Elaine Cho, Labor Solicitor Eugene Scalia (son of Justice Scalia), and White House Chief of Staff Andy Card . . . to help cover up the wrongdoings perpetrated on Enron employees and plan participants by Ken Lay and other Bush cronies."

- "Anthony Ryan, the Assistant Treasury Secretary heading up the current bailout/cover-up of the asset-back mess, is a former State Street executive. State Street has been given a significant piece of the cover-up contracts at Treasury, ostensibly to help set up the asset-backed auction system."

- "But it was State Street—along with Morgan Stanley—that pushed the SEC to issue a new rule, permitting asset-backed securities to be used as collateral for pension funds' securities lending activities in the first place."

- "Chris Cox's SEC approved the rule change, which has allowed the asset-backed securities mess to infest and infect pension plans . . . ."

- "Congress should be very concerned about State Street's real role in Secretary Paulson's plan to paper over the asset-backed mess."

- "Carter [the former CEO of State Street] and Shipman [a State Street executive] co-authored Promises to Keep: Saving Social Security Dream, a propaganda piece designed to privatize Social Security for the benefit of firms like State Street."

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Tina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions